SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-FIRST
ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: October 18, 2017 at 12:30 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and AMILTON PAULO DE OLIVEIRA - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.       Approved, by unanimously vote, the evaluation performance process for the Executives and Members of the Statutory Audit Committee.

II.      Approved, by unanimously vote, the sale of securities.

III.     Approved, by unanimously vote, the formation of a partnership to undertake feasibility studies for Copel’s participation in the Aneel Auction no. 02/2017.

IV.    Approved, by unanimously vote, the updating of the Trading Policy for Securities issued by the Company (NPC 0102) and the Policy for the Disclosure of Material Information and the Preservation of Confidentiality (NPC 0103).

V.     Presentation on the follow-up of the works related to the Review of the Financial Statements (ITRs) for 3rd quarter/2017.

VI.    Presentation on the Company's financial scenario.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; GEORGE HERMANN RODOLFO TORMIN; LEILA ABRAHAM LORIA; OLGA STANKEVICIUS COLPO; ROGERIO PERNA; SERGIO ABU JAMRA MISAEL and AMILTON PAULO DE OLIVEIRA - Secretary.

This is a free translation of the 171st Ordinary Meeting of Copel’s Board of Directors drawn up in the Company’s Book no. 9.

AMILTON PAULO DE OLIVEIRA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 19, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.